SECURITIES A 1 ... ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Douglas Miller (212) 605-3827
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2003

ABG SUNDAL COLLIER, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$4,251,881
DUE FROM BROKER	207,580
DUE FROM AFFILIATES	442,117
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Net of accumulated depreciation and amortization of $238,814)	489,774
DEFERRED TAX ASSET	265,365
OTHER ASSETS	267,194
TOTAL ASSETS	$5,923,911

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilites	$1,848,998
Net Income taxes payable	1,643
Total liabilities	1,850,641
STOCKHOLDER'S EQUITY	4,073,270
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$5,923,911

See notes to financial statements.

ABG SUNDAL COLLIER, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2002

1. GENERAL

ABG Sundal Collier, Inc. (the "Company") was organized in 1991 and is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc.("Holdings"). Holdings is wholly owned by ABG Sundal Collier, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulations by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company generates commissions by introducing institutional customer commission business to a broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company operates principally under a clearance agreement with this broker-dealer (clearing broker), who assumes and maintains the Company's customers' accounts.

Investec Ernst & Co., the Company's clearing broker, was acquired by Fiserv Securities, Inc. ("FSI"). The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, FSI. The Company clears transactions on a fully disclosed basis through FSI, a U.S. registered broker-dealer. FSI takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalent - Cash and cash equivalents include cash and money market accounts at banks with a maturity of seven days or less.

Depreciation - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the life of the improvement.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company is a member of a Federal affiliated group of which the Company and its parent have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Actual results could differ from these estimates.

New Accounting Pronouncements - In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"),"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The Company believes that FIN 45 will not have a material impact on the financial position or results of operations.

3. INCOME TAX

The deferred tax asset at December 31, 2002 of $265,365, net of a valuation allowance of $197,431, is related to its federal, state, and local net operating loss carryforwards, which may be used to offset future operating income, depreciation, and bonus accrual.

The Company has approximate Federal income tax net operating loss carryforwards, which expire as follows:

Year Ended December 31,	Amount
2006	$ 213,200
2007	407,000
2009	109,000
2012	411,500
	$1,140,700

4. COMMITMENTS

The Company is obligated under an operating lease for its office premises, which expires on December 31, 2005.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2002 are as follows:

Year Ending December 31	Amount
2002	$ 347,400
2003	347,400
2004	347,400
	$1,042,200

5. RETIREMENT PLAN

The Company has a defined contribution plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the Plan. Contributions to the Plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

6. CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, introduces al institutional customer transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintained cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

The Company transacts its business with customers located throughout the United States and Europe.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

The Company is allocated from ASA, revenues for commissions, interest income and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. For the year ended December 31, 2002, the total amount of the Company's allocated portion of these income and expenses which remain due from ASA as of December 31, 2002 is $442,117.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 of 1/15 of aggregate indebtedness.

At December 31, 2002, the Company had net capital, as defined, of $3,388,006, which was $3,316,576 in excess of its required net capital of $71,430. At December 31, 2002, the Company had aggregate indebtedness of $1,071,456. The ratio of aggregate indebtedness to net capital was .32 to 1.

9. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value. The fair value of all other financial assets and liabilities is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 25, 2003

To the Board of Directors and Stockholder of
ABG Sundal Collier, Inc.

In planning and performing our audit of the financial statements of ABG Sundal Collier, Inc. (the "Company") for the year ended December 31, 2002, on which we issued our report dated February 25, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP